PDC 2003 DRILLING PROGRAM

SUPPLEMENT DATED MARCH 28, 2003 TO

PROSPECTUS DATED MAY 16, 2002

This prospectus supplement is being filed by PDC 2003 Drilling Program (the "Program") and its constituent limited partnership, PDC 2002-B Limited Partnership (the "Partnerships," a "Partnership") pursuant to Rule 424(b)(3) under the Securities Act of 1933. The Program and the Partnership, as co-filers, are filing this Prospectus Supplement for the sole purpose of establishing Commission File Number(s) for assignment in sequence to the Partnership. By receiving Commission file numbers, the Partnership will be enabled to file its requisite periodic reports with the Commission pursuant to Section 15(d) of the Securities Exchange Act of 1934.

In its respective offering of its securities, each Partnership utilized the Program's final prospectus dated May 16, 2002 (the "Prospectus"), which the Program filed with the Commission on May 21, 2002, Commission File Number 333-47622. We hereby incorporate the Prospectus by reference into this Prospectus Supplement.

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